Exhibit 3.46

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

WITNESS my hand and official seal of the Department of State, at the City of Albany, on December 28, 2012. /s/ Daniel E. Shapiro Daniel E. Shapiro First Deputy Secretary of State

Rev. 05/09

ARTICLES OF ORGANIZATION

OF

FTI CONSULTING (GOVERNMENT AFFAIRS) LLC

Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is: FTI Consulting (Government Affairs) LLC.

SECOND: The county within this state in which the office of the limited liability company is to be located is: New York County.

THIRD: The secretary of state is designated as agent of the limited liability company upon whom process against it may be served. The post office address within or without this state to which the secretary of state shall mail a copy of any process against the limited liability company served upon him or her is: c/o C T CORPORATION SYSTEM, 111 Eighth Avenue, New York, New York 10011.

FOURTH: The name and street address within this state of the registered agent of the limited liability company upon whom and at which process against the limited liability company can be served is: C T CORPORATION SYSTEM, 111 Eighth Avenue, New York, New York 10011.

/s/ Eric B. Miller
Eric B. Miller
Organizer